Exhibit 99.1

Foresight Regains Compliance with Nasdaq Minimum Bid Price Rule

Ness Ziona, Israel – September 10, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) on September 9, 2025 informing Foresight that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), for continued listing on The Nasdaq Stock Market, and the matter of previous non-compliance is now closed.

Foresight was previously notified by Nasdaq on March 24, 2025, that it was not in compliance with the minimum bid price rule because its American Depositary Shares (“ADSs”) failed to meet the closing bid price of $1.00 or more for 30 consecutive business days, as required by the Nasdaq Listing Rules. To regain compliance with the bid price, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From August 25, 2025, through September 8, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater. Accordingly, the Company has regained compliance with Nasdaq’s minimum bid price rule.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654